Exhibit 99.2

SIERRA METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

 FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

Corporate Office	TSX: SMT NYSE AMERICAN: SMTS
161 Bay Street, Suite 4260 Toronto, ON, Canada M5J 2S1	BVL: SMT www.sierrametals.com

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Table of Contents

1.	INTRODUCTION	3

2.	COMPANY OVERVIEW	3

3.	Q3 2022 OPERATING AND FINANCIAL highlights	4

4.	covid-19 UPDATE and outlook and SUSPENDED guidance	6

5.	RESULTS OF OPERATIONS	8

6.	SUMMARIZED FINANCIAL RESULTS	13

7.	QUARTERLY FINANCIAL REVIEW	17

8.	LIQUIDITY AND CAPITAL RESOURCES	20

9.	safety, health and environment	21

10.	OTHER RISKS AND UNCERTAINTIES	22

11.	NON-IFRS PERFORMANCE MEASURES	22

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	26

13.	OFF BALANCE SHEET ARRANGEMENTS	28

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)	28

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	29

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

1.	INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Sierra Metals Inc.’s (the “Company” or “Sierra” or “Sierra Metals”) unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and related notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References herein to “$” are to the United States dollar and “C$” are to the Canadian dollar and all tabular amounts are expressed in thousands of $ unless otherwise stated. All information contained in this MD&A is current as of November 14, 2022 unless otherwise noted. The Company’s common shares (the “Common Shares”) are listed and traded on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE AMERICAN”), and the Peruvian Bolsa de Valores de Lima (“BVL” or the “Lima Stock Exchange”) under the symbol “SMT”, and “SMTS” on the NYSE AMERICAN. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com and on the Company’s website at www.sierrametals.com. A cautionary note regarding forward-looking information follows this MD&A.

On November 4, 2022 the Company filed an application to delist its shares from NYSE American Exchange and the Bolsa de Valores de Lima (“BVL”). The final day of trading on the NYSE is November 14, 2022 with shares to be suspended from trading before market-open on November 15, 2022. The Company is continuing to pursue its BVL delisting and suspension from trading is anticipated later during the year.

QUALIFIED PERSONS

Americo Zuzunaga, FAusIMM (Mining Engineer) and Vice President, Technical is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.	COMPANY OVERVIEW

Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including increasing copper production and base metal production with precious metals in Peru and Mexico. The Company plans to continue growing its production base through brownfield exploration investments within its properties. The Company’s key priorities are to provide high returns on invested capital, to generate strong cash flows and to maximize shareholder value. The Company has three producing mining properties and manages its business on the basis of the geographical location of its mining projects. The Peruvian Operation (“Peru”) is comprised of the Yauricocha mine (“Yauricocha” or the “Yauricocha Mine”), located in the province of Yauyos, its near-mine concessions, and exploration and early-stage properties. The Mexican Operation (“Mexico”) includes the Bolivar (“Bolivar’ or the “Bolivar Mine”) and Cusi (“Cusi” or the “Cusi Mine”) mines, both located in Chihuahua State, Mexico, their near-mine concessions, and exploration and early-stage properties. The Company’s strategic focus is currently on its operations, improving operating efficiencies which includes a turnaround at its Bolivar mine, increase production volumes and reduce operating costs. Exploration remains a key aspect of the improvement programs being implemented at all three of the Company’s mines with the goal to replace the depleted resources and drive brownfield exploration programs to add increased economic tonnage in the future. The Company is willing to consider and pursue growth opportunities at and surrounding its operating projects to enhance and deliver shareholder value.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

3.	Q3 2022 OPERATING AND FINANCIAL highlights

				Nine Months Ended September 30,
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	Q3 2022	Q2 2022	Q3 2021	2022	2021
Operating
Ore Processed / Tonnes Milled	561,906	640,181	750,208	1,792,817	2,312,163
Silver Ounces Produced (000’s)	669	608	807	2,011	2,722
Copper Pounds Produced (000’s)	6,299	8,334	8,256	20,957	25,686
Lead Pounds Produced (000’s)	3,878	3,333	7,841	11,427	24,805
Zinc Pounds Produced (000’s)	10,815	10,426	19,112	31,733	64,368
Gold Ounces Produced	2,199	2,622	2,261	6,744	7,709
Copper Equivalent Pounds Produced (000’s)[1]	16,637	17,794	21,870	50,202	71,966

Cash Cost per Tonne Processed	$65.60	$65.21	$44.63	$64.05	$46.25
Cash Cost per CuEqLb[2]	$2.41	$2.47	$1.65	$2.58	$1.65
AISC per CuEqLb[2]	$3.82	$3.94	$3.35	$4.14	$3.14

Cash Cost per CuEqLb (Yauricocha)[2]	$2.01	$2.06	$1.37	$2.09	$1.42
AISC per CuEqLb (Yauricocha)[2]	$3.36	$3.39	$2.83	$3.49	$2.69
Cash Cost per CuEqLb (Bolivar)[2,3]	$3.38	$3.39	$2.02	$3.71	$1.76
AISC per CuEqLb (Bolivar)[2,3]	$5.12	$5.49	$4.34	$5.88	$3.63
Cash Cost per AgEqOz (Cusi)[2]	$14.58	$24.84	$17.06	$16.92	$19.15
AISC per AgEqOz (Cusi)[2]	$19.23	$33.83	$28.93	$23.58	$31.65
Financial
Revenues	$38,787	$49,941	$60,701	$145,969	$209,774
Adjusted EBITDA[2]	$(3,867)	$1,413	$17,444	$13,534	$85,889
Operating cash flows before movements in working capital	$(6,768)	$(1,630)	$15,126	$2,303	$75,859
Adjusted net income (loss) attributable to shareholders[2]	$(10,705)	$(11,631)	$(1,677)	$(16,391)	$14,001
Net income (loss) attributable to shareholders	$(46,150)	$(15,266)	$(4,815)	$(61,047)	$7,353
Cash and cash equivalents	$13,690	$16,404	$58,288	$13,690	$58,288
Working capital [3]	$(52,345)	$(6,426)	$38,096	$(52,345)	$38,096

(1)	Copper equivalent pounds and Silver equivalent ounces were calculated using the following realized prices:

Q3 2022 - $19.26/oz Ag, $3.51/lb Cu, $1.49/lb Zn, $0.90/lb Pb, $1,730/oz Au.

Q2 2022 - $22.65/oz Ag, $4.30/lb Cu, $1.79/lb Zn, $1.00/lb Pb, $1,872/oz Au

Q3 2021 - $24.20/oz Ag, $4.25/lb Cu, $1.36/lb Zn, $1.07/lb Pb, $1,790/oz Au.

9M 2022 - $21.95/oz Ag, $4.12/lb Cu, $1.66/lb Zn, $0.99/lb Pb, $1,826/oz Au.

9M 2021 - $25.81/oz Ag, $4.17/lb Cu, $1.31/lb Zn, $0.99/lb Pb, $1,796/oz Au.”

(2)	This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

(3)  The negative working capital is largely the result of the reclassification of the long-term portion of the credit facility to current, as the Company defaulted on certain debt covenants. The Company is seeking accommodation from the lending banks in the form of waivers for this non-compliance.

Q3 2022 Consolidated Operating Summary

Copper equivalent production of 16.6 million pounds; a 24% decrease from Q3 2021 and a 7% decrease from Q2 2022.

Consolidated Q3 2022 throughput of 561,906 tonnes was a 25% decrease over the Q3 2021 throughput of 750,208 tonnes. As compared to Q2 2022, consolidated throughput was 12% lower for Q3 2022.

Throughput from the Yauricocha Mine during Q3 2022 was 269,057, a 15% decline when compared to the previous quarter. When compared to Q3 2021, throughput from the Yauricocha Mine was 17% lower due to the suspension of mining activity and work stoppages during the third quarter, which resulted in a 31% decrease in copper equivalent pounds produced.

At the Bolivar Mine, throughput was 227,669 tonnes during Q3 2022 or 11% lower as compared to Q2 2022. Lower throughput, combined with lower grades in copper and silver resulted in a 10% decrease in copper equivalent pound production when compared to the previous quarter. When compared to Q3 2021, throughput at Bolivar was 38% lower and while grades were higher for silver and gold, they were not enough to offset the lower throughput, resulting in a 16% decrease in copper equivalent pounds produced.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

At Cusi, throughput was 65,180 tonnes during Q3 2022 or 2% lower as compared to Q2 2022. The slightly lower throughput was offset by higher grades in all metals, resulting in a 32% increase in silver equivalent ounces production. When compared to Q3 2021, a 7% increase in throughput, combined with higher head grades for all metals except lead, resulted in a 22% increase in silver equivalent ounces production.

Yauricocha’s cash cost per copper equivalent payable pound was $2.01 (Q3 2021 - $1.37), and AISC per copper equivalent payable pound of $3.36 (Q3 2021 - $2.83) for Q3 2022. The increase in cash costs and AISC was mainly a result of the 25% decrease in copper equivalent payable pounds as compared to Q3 2021. Despite 14% fewer copper equivalent payable pounds in Q3 2022 as compared to Q2 2022, cash cost and AISC per copper equivalent pound decreased from $2.06 and $3.39 respectively in Q2 2022, due to lower cost of sales and sustaining costs;

Bolivar’s cash cost per copper equivalent payable pound was $3.38 (Q3 2021 - $2.02), and AISC per copper equivalent payable pound was $5.12 (Q3 2021 - $4.34) for Q3 2022 due to higher operating costs per tonne and an 8% decrease in the copper equivalent payable pounds compared to Q3 2021. Bolivar’s Q3 2022 cash cost and AISC per copper equivalent pound decreased however from $3.39 and $5.49 respectively in Q2 2022;

Cusi’s Q3 2022 cash cost per silver equivalent payable ounce decreased to $14.58 from $17.06 in Q3 2021 as a result of higher grades. AISC per silver equivalent payable ounce decreased to $19.23 (Q3 2021 - $28.93). Unit costs decreased during Q3 2022, despite fewer silver equivalent payable ounces, as a result of lower operating costs per tonne and lower sustaining costs during Q3 2022 as compared to Q3 2021.

Q3 2022 Consolidated Financial Highlights

Revenue from metals payable of $38.8 million in Q3 2022 or a decrease of 36% over the revenue of $60.7 million in Q3 2021 due to the decrease in metal sales and the drop in average realized prices for all metals as compared to Q3 2021.

Revenues for Q3 2022 were 22% lower than the revenue of $49.9 million in Q2 2022, as lower production from the Yauricocha and Bolivar mines impacted metal sales quantities. The average realized prices for Q3 2022 decreased for copper (18%), zinc (17%), lead (10%), silver (15%) and gold (8%) as compared to the same during Q2 2022.

Adjusted EBITDA(1) decreased to ($3.9) million for Q3 2022 from $17.4 million in the same quarter of 2021, mainly due to the 36% drop in revenues attributable to lower production and higher operating costs during Q3 2022;

Net loss attributable to shareholders for Q3 2022 was $46.2 million (Q3 2021: net loss of $4.8 million) or $(0.28) per share (basic and diluted) (Q3 2021: $0.03). Net loss for Q3 2022 and 9M 2022 includes an impairment charge of $25.0 million ($nil for Q3 2021 and 9M 2021) for the Bolivar mine and $7.0 million ($nil for Q3 2021 and 9M 2021) for the Cusi mine;

Adjusted net loss attributable to shareholders(1) of $10.7 million, or $(0.07) per share, for Q3 2022 compared to the adjusted net loss of $1.7 million, or $0.01 per share for Q3 2021;

A large component of the net income (loss) for every period is the non-cash depletion charge in Peru, which was $1.4 million for Q3 2022 (Q3 2021: $2.3 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Sociedad Minera Corona (“Corona”) of $371.0 million amortized over the total proven and probable reserves of the mine;

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Cash flow used in operating activities before movements in working capital of $6.8 million for Q3 2022 as compared to $15.1 million of cash generated from operating activities in Q3 2021. The decrease resulted from lower revenue and higher costs during the quarter; and

Cash and cash equivalents of $13.7 million and working capital of $(52.3) million as at September 30, 2022 compared to $34.9 million and $17.3 million, respectively, at the end of 2021. Cash and cash equivalents decreased during the nine-month period ended September 30, 2022 due to $31.2 million used in investing activities offset by $6.1 million of cash generated from operating activities and $3.8 million of cash generated from financing activities.

Project Development

●	Mine development at Bolivar during Q3 2022 totaled 2,080 meters, which included 1,265 meters of development to prepare stopes for mine production, and 815 meters to development of ramps; and

●	Mine development at Cusi during Q3 2022 totaled 631 meters. These developments are part of the revised mine plan targeting 1,100 tpd.

Exploration Highlights

Peru:

●	Approximately 2,532 meters of diamond drilling was completed during Q3 2022 in the Fortuna North, Katty and Violeta zones with the aim to replace and increase the depleted mineral resources. Additionally, approximately 2,000 meters of greenfield exploration drilling was completed in the Tucumachay prospect.

Mexico:

Bolivar

●	At Bolivar during Q3 2022, 18,318 meters were drilled in the Bolivar West, Bolivar North-West, the Cieneguita zones and El Gallo Superior encountering skarn intersections with mineralization. Additionally, infill drilling of 4,479 meters was completed in the Bolivar West, El Gallo Inferior and Bolivar North-West zones;

Cusi

●	During Q3 2022, the Company completed 2,196 meters of infill drilling to support the development of the Santa Rosa de Lima vein and NE Trend.

4.	covid-19 UPDATE and outlook and SUSPENDED guidance

The COVID-19 pandemic has impacted the Company’s operations over the past two years. While there are still concerns regarding the newer variants of the virus, there is reduced pressure on the operations due to relaxed measures as the Company has achieved almost 100% vaccination rate for its employees at all locations. The additional costs related to COVID dropped to $1.7 million during the nine-month period ended September 30, 2022 as compared to $8.0 million spent during the comparative nine-month period of 2021.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Metal Prices

The fears of a global recession sparked by interest rate hikes and declining demand drove metal prices lower throughout Q3 2022. The decrease in metal prices was also fueled by the strengthening of the US$. A stronger dollar makes dollar-denominated metals less attractive for buyers holding other currencies. Average metal prices during Q3 2022 were 19%, 17% and 10% lower respectively for copper, zinc and lead, as compared to their average prices in Q2 2022. Average prices in Q3 2022 for precious metals, namely silver and gold, were 15% and 8% lower respectively as compared to Q2 2022.

LME Average Prices						Nine months ended Sep 30,
(In US dollars)	Q3 2022	Q2 2022	Var %	Q3 2021	Var %	2022	2021	Var %
Silver (oz)	$19.22	$22.64	-15%	$24.36	-21%	$21.94	$25.78	-15%
Copper (lb)	$3.51	$4.32	-19%	$4.25	-17%	$4.12	$4.17	-1%
Lead (lb)	$0.90	$1.00	-10%	$1.06	-15%	$0.98	$0.98	0%
Zinc (lb)	$1.48	$1.78	-17%	$1.36	9%	$1.65	$1.31	26%
Gold (oz)	$1,729	$1,873	-8%	$1,790	-3%	$1,825	$1,802	1%

Gold started the quarter at $1,796 and by the end of Q3 2022 fell 7% to $1,672. During the third quarter of 2022, gold touched a low of $1,618 in September, a level not seen since the Covid-19 shutdown of early 2020. The Federal Reserve Board is expected to raise interest rates to around 4.5% by the end of 2022, boosting the US dollar, which has shown strength throughout the year.

The Company considers the monthly metal price consensus from a group of banks and financial institutions, led by CIBC, as a reasonable range of the long-term prices for the metals it produces. For its Life of Mine (LOM) models and valuation models, the Company is using long-term consensus prices of $3.62 for copper, $1.14 for zinc, $0.93 for lead, $21.39 for silver and $1,648 for gold.

Currency Exchange Rates

The results of Sierra’s operations are affected by US dollar exchange rates. Sierra’s largest exposures are to the US dollar/Peruvian Nuevo Sol exchange rate and the US dollar/Mexican Peso exchange rate which impacts operating and administration costs in Peru and Mexico incurred in Nuevo Soles and Pesos while revenues are earned in US dollars. As at September 30, 2022 the US dollar/Peruvian Nuevo Sol exchange rate was 3.98 (December 31, 2021: 4.00) and the US dollar/Mexican Peso exchange rate was 20.19 (December 31, 2021: 20.52). The Company also has a minor exposure to the Canadian dollar through corporate administrative costs.

Suspended Guidance

In addition to the delays in the anticipated turnaround at the Bolivar mine due to unexpected flooding and operational restrictions due to limited ventilation in the Bolivar NW zone, the Company also experienced production delays at the Yauricocha mine as a result of the mudslide incident and ensuing community blockade in September. Although mining restarted in parts of Yauricocha in October, the Company is following due assurance processes to ensure safe operations in the remaining sections of the mine. In view of these delays, the Company has suspended its production and financial guidance for 2022.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

5.	RESULTS OF OPERATIONS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2022			2021				2020
Production Highlights	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Ore Processed/tonnes milled
Yauricocha	269,057	317,087	315,250	277,531	324,196	328,909	326,211	311,946
Bolivar	227,669	256,372	187,556	227,722	364,941	385,331	371,608	383,607
Cusi	65,180	66,722	87,924	84,804	61,071	73,294	76,602	82,683
Consolidated	561,906	640,181	590,730	590,057	750,208	787,534	774,421	778,236
Cash cost per tonne processed
Yauricocha	$74.75	$69.31	$59.19	$64.54	$60.18	$61.35	$60.43	$62.44
Bolivar	$54.37	$55.38	$60.82	$50.29	$25.58	$27.87	$31.38	$26.66
Cusi	$67.07	$83.51	$69.99	$58.77	$75.85	$78.25	$71.07	$58.81
Consolidated	$65.60	$65.60	$61.32	$58.21	$44.63	$46.54	$47.54	$44.42
Silver ounces produced (000’s)
Yauricocha	256	267	256	331	451	483	451	430
Bolivar	71	83	58	57	95	202	197	149
Cusi	342	258	420	417	261	269	313	343
Consolidated	669	608	734	805	807	954	961	922
Copper pounds produced (000’s)
Yauricocha	3,514	5,127	4,279	3,836	4,641	3,697	2,682	4,759
Bolivar	2,785	3,207	2,045	2,235	3,615	5,838	5,213	5,867
Consolidated	6,299	8,334	6,324	6,071	8,256	9,535	7,895	10,626
Lead pounds produced (000’s)
Yauricocha	3,579	3,060	3,828	5,430	7,146	7,831	8,706	7,040
Cusi	299	273	388	581	695	129	298	590
Consolidated	3,878	3,333	4,216	6,011	7,841	7,960	9,004	7,630
Zinc pounds produced (000’s)
Yauricocha	10,815	10,426	10,492	14,913	19,112	21,133	24,123	21,612
Consolidated	10,815	10,426	10,492	14,913	19,112	21,133	24,123	21,612
Gold ounces produced
Yauricocha	743	1,179	1,057	957	1,169	1,043	890	1,112
Bolivar	1,267	1,283	592	634	899	1,627	1,591	2,017
Cusi	189	160	274	272	193	142	155	234
Consolidated	2,199	2,622	1,923	1,863	2,261	2,812	2,636	3,363

						Nine Months Ended September 30,
Consolidated Production	Q3 2022	Q2 2022	% Var	Q3 2021	% Var	2022	2021	% Var
Tonnes processed	561,906	640,181	-12%	750,208	-25%	1,792,817	2,312,163	-22%
Daily throughput	6,422	7,316	-12%	8,574	-25%	6,830	8,808	-22%

Silver ounces (000’s)	669	608	10%	807	-17%	2,011	2,722	-26%
Copper pounds (000’s)	6,299	8,334	-24%	8,256	-24%	20,957	25,686	-18%
Lead pounds (000’s)	3,878	3,333	16%	7,841	-51%	11,427	24,805	-54%
Zinc pounds (000’s)	10,815	10,426	4%	19,112	-43%	31,733	64,368	-51%
Gold ounces	2,199	2,622	-16%	2,261	-3%	6,744	7,709	-13%
Copper equivalent pounds (000’s) (1)	16,637	17,794	-7%	21,870	-24%	50,202	71,966	-30%
Metals payable in concentrates
Silver ounces (000’s)	556	585	-5%	678	-18%	1,807	2,310	-22%
Copper pounds (000’s)	5,937	8,066	-26%	7,499	-21%	19,861	23,109	-14%
Lead pounds (000’s)	3,708	3,796	-2%	7,092	-48%	11,110	23,516	-53%
Zinc pounds (000’s)	9,756	8,862	10%	15,338	-36%	26,310	53,940	-51%
Gold ounces	1,876	2,314	-19%	2,057	-9%	5,773	6,630	-13%
Copper equivalent pounds (000’s) (1)	15,005	16,727	-10%	18,920	-21%	45,317	62,792	-28%

(1)	Copper equivalent pounds were calculated using the following realized prices:

Q3 2022 - $19.26/oz Ag, $3.51/lb Cu, $1.49/lb Zn, $0.90/lb Pb, $1,730/oz Au.

Q2 2022 - $22.65/oz Ag, $4.30/lb Cu, $1.79/lb Zn, $1.00/lb Pb, $1,872/oz Au

Q3 2021 - $24.20/oz Ag, $4.25/lb Cu, $1.36/lb Zn, $1.07/lb Pb, $1,790/oz Au.

9M 2022 - $21.95/oz Ag, $4.12/lb Cu, $1.66/lb Zn, $0.99/lb Pb, $1,826/oz Au.

9M 2021 - $25.81/oz Ag, $4.17/lb Cu, $1.31/lb Zn, $0.99/lb Pb, $1,796/oz Au.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

The Peruvian Operation - Yauricocha Mine, Yauyos, Peru

Sierra’s main asset, Yauricocha, is an underground mine located in western central Peru in the Yauyos province, approximately 12 km west of the Continental Divide. The Yauricocha property covers 18,778 hectares that straddle a 20 km strike length of the prolific Yauricocha fault, a major ore controlling structure in this part of western central Peru. The mine is at an average altitude of 4,600 meters and has been producing for more than 74 years. Ore is processed at the on-site Chumpe plant using a combination of crushing, grinding and flotation and is permitted to produce at a rate of 3,600 tpd. The ore is treated in two separate circuits and is extracted from three different types of deposits which include the following:

-	A polymetallic deposit, containing silver, lead, zinc, copper, and gold

-	A lead oxide deposit, containing lead, silver and gold

-	A copper oxide deposit, containing copper, silver, lead and gold

Yauricocha Production

A summary of contained metal production from the Yauricocha Mine for the three months and nine months ended September 30, 2022 has been provided below:

						Nine Months Ended September 30,
Yauricocha Production	Q3 2022	Q2 2022	% Var.	Q3 2021	% Var.	2022	2021	% Var.
Tonnes processed (t)	269,057	317,087	-15%	324,196	-17%	901,394	979,316	-8%
Daily throughput	3,075	3,624	-15%	3,705	-17%	3,434	3,731	-8%

Silver grade (g/t)	47.61	44.65	7%	56.84	-16%	43.70	56.04	-22%
Copper grade	0.77%	0.93%	-17%	0.87%	-12%	0.83%	0.71%	17%
Lead grade	0.72%	0.58%	24%	1.14%	-37%	0.65%	1.23%	-47%
Zinc grade	2.16%	1.88%	15%	3.06%	-29%	1.95%	3.35%	-42%
Gold Grade (g/t)	0.41	0.54	-24%	0.51	-20%	0.49	0.46	7%

Silver recovery	62.27%	58.64%	6%	76.11%	-18%	61.61%	79.70%	-23%
Copper recovery	77.30%	78.66%	-2%	74.61%	4%	77.55%	69.84%	11%
Lead recovery	83.60%	75.81%	10%	87.33%	-4%	79.73%	90.15%	-12%
Zinc recovery	84.28%	79.21%	6%	87.39%	-4%	81.33%	89.82%	-9%
Gold Recovery	20.79%	21.62%	-4%	21.96%	-5%	20.83%	20.91%	0%

Silver production (000 oz)	256	267	-4%	451	-43%	779	1,385	-44%
Copper production (000 lb)	3,514	5,127	-31%	4,641	-24%	12,920	11,020	17%
Lead production (000 lb)	3,579	3,060	17%	7,146	-50%	10,467	23,683	-56%
Zinc production (000 lb)	10,815	10,426	4%	19,112	-43%	31,733	64,368	-51%
Gold Production (oz)	743	1,179	-37%	1,169	-36%	2,979	3,102	-4%

Copper equivalent pounds (000’s)(1)	10,794	12,105	-11%	15,596	-31%	33,702	46,775	-28%

(1)	Copper equivalent pounds were calculated using the following realized prices:

Q3 2022 - $19.26/oz Ag, $3.51/lb Cu, $1.49/lb Zn, $0.90/lb Pb, $1,730/oz Au.

Q2 2022 - $22.65/oz Ag, $4.30/lb Cu, $1.79/lb Zn, $1.00/lb Pb, $1,872/oz Au

Q3 2021 - $24.20/oz Ag, $4.25/lb Cu, $1.36/lb Zn, $1.07/lb Pb, $1,790/oz Au.

9M 2022 - $21.95/oz Ag, $4.12/lb Cu, $1.66/lb Zn, $0.99/lb Pb, $1,826/oz Au.

9M 2021 - $25.81/oz Ag, $4.17/lb Cu, $1.31/lb Zn, $0.99/lb Pb, $1,796/oz Au.

The Yauricocha Mine processed 269,057 tonnes during Q3 2022, which was a 15% decrease when compared to Q2 2022 and an 11% decrease in copper equivalent pounds produced. While silver, lead and zinc grades increased by 7%, 24% and 15%, respectively, copper grades decreased by 17% and gold decreased by 24% when compared to the previous quarter.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

When compared to Q3 2021, there was a 17% decrease from the 324,196 tonnes processed in the same quarter of 2021 and a 31% decrease in copper equivalent pounds produced. Negative variances in the grades of all metals were the result of restricted access to higher grade areas of the mine and contributed to the lower production of all metals at Yauricocha during Q3 2022.

The significant decrease in tonnage and copper equivalent pounds produced at Yauricocha is a result of the suspension of mining activities due to the mudslide that occurred on September 11, 2022 and the subsequent illegal blockade that took place at the mine’s main entrance.

The Mexican Operations

Bolivar Mine, Chihuahua State

The Bolivar Mine is a contiguous portion of the 15,217-hectare Bolívar Property land package within the municipality of Urique, in the Piedras Verdes mining district of Chihuahua State, Mexico. During 2012, the Company achieved its first full year of commercial production at the Piedras Verdes plant, which is located 6 kilometres from the Bolivar Mine that had an initial capacity of 1,000 tpd. After successive expansions, the current target throughput is approximately 5,000 tpd.

Bolivar Production

A summary of contained metal production from the Bolivar Mine for the three and nine months ended September 30, 2022 has been provided below:

						Nine Months Ended September 30,
Bolivar Production	Q3 2022	Q2 2022	% Var.	Q3 2021	% Var.	2022	2021	% Var.
Tonnes processed (t)	227,669	256,372	-11%	364,941	-38%	671,597	1,121,880	-40%
Daily throughput	2,602	2,930	-11%	4,171	-38%	2,558	4,274	-40%

Copper grade	0.60%	0.63%	-5%	0.61%	-2%	0.61%	0.75%	-19%
Silver grade (g/t)	12.14	12.36	-2%	11.18	9%	11.90	16.70	-29%
Gold grade (g/t)	0.27	0.24	13%	0.10	159%	0.23	0.17	35%

Copper recovery	92.05%	90.61%	2%	73.06%	26%	89.60%	79.06%	13%
Silver recovery	79.95%	80.99%	-1%	71.97%	11%	82.72%	81.91%	1%
Gold recovery	64.67%	65.93%	-2%	73.23%	-12%	64.98%	67.62%	-4%

Copper production (000 lb)	2,785	3,207	-13%	3,615	-23%	8,037	14,666	-45%
Silver production (000 oz)	71	83	-14%	95	-25%	212	494	-57%
Gold production (oz)	1,267	1,283	-1%	899	41%	3,142	4,117	-24%

Copper equivalent pounds (000’s)(1)	3,799	4,199	-10%	4,531	-16%	10,559	19,495	-46%

(1)	Copper equivalent pounds were calculated using the following realized prices:

Q3 2022 - $19.26/oz Ag, $3.51/lb Cu, $1.49/lb Zn, $0.90/lb Pb, $1,730/oz Au.

Q2 2022 - $22.65/oz Ag, $4.30/lb Cu, $1.79/lb Zn, $1.00/lb Pb, $1,872/oz Au

Q3 2021 - $24.20/oz Ag, $4.25/lb Cu, $1.36/lb Zn, $1.07/lb Pb, $1,790/oz Au.

9M 2022 - $21.95/oz Ag, $4.12/lb Cu, $1.66/lb Zn, $0.99/lb Pb, $1,826/oz Au.

9M 2021 - $25.81/oz Ag, $4.17/lb Cu, $1.31/lb Zn, $0.99/lb Pb, $1,796/oz Au.

The Bolivar mine processed 227,669 tonnes in Q3 2022, an 11% decrease from 256,372 tonnes in Q2 2022. Lower production during Q3, a 5% decrease in copper grades and a 2% decrease in silver grades resulted in a 10% decrease in copper equivalent pound production when compared to Q2 2022.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

When comparing Q3 2022 to Q3 2021, the Bolivar mine processed 38% fewer tonnes of ore. Copper grades were 2% lower while silver and gold grades were 9% and 159% higher, respectively, which was not enough to offset the overall decrease in tonnes processed. The mine’s copper equivalent production for the quarter decreased by 16% when compared to the same quarter last year. Operational ramp up has been slower than expected due to unforeseen flooding and operational restrictions due to limited ventilation in the Bolivar NorthWest zone during the quarter.

The Cusi Mine, Chihuahua

The Company’s Cusi Mine encompasses 73 concessions covering 11,977 hectares that include 12 historical mines, each located on a mineralized structure, which lie within 40 kilometers of the Malpaso Plant located in Chihuahua State, Mexico. On January 1, 2013 the Company announced that the Cusi Mine achieved commercial production.

Cusi Production

Operating at an average throughput of 745 tpd, Cusi processed 2% fewer tonnes of ore in Q3 2022 as compared to Q2 2022. Higher grades in all metals resulted in a 32% increase in silver equivalent ounces as compared to Q2 2022.

When comparing Q3 2022 to Q3 2021, ore tonnage increased by 7%. Silver production increased 31%, with gold and lead production decreasing by 2% and 57%, respectively. Silver equivalent production of 374,000 ounces for the quarter was 22% higher than in Q3 2021.

A summary of contained metal production from the Cusi Mine for the three and nine months ended September 30, 2022 has been provided below:

						Nine Months Ended September 30,
Cusi Production	Q3 2022	Q2 2022	% Var.	Q3 2021	% Var.	2022	2021	% Var.
Tonnes processed (t)	65,180	66,722	-2%	61,071	7%	219,826	210,967	4%
Daily throughput	745	763	-2%	698	7%	837	804	4%

Silver grade (g/t)	187.44	146.34	28%	161.03	16%	169.57	151.98	12%
Gold grade (g/t)	0.19	0.17	12%	0.18	6%	0.18	0.16	13%
Lead grade	0.26%	0.23%	13%	0.62%	-58%	0.25%	0.29%	-14%

Silver recovery (flotation)	87.24%	82.07%	6%	82.63%	6%	84.86%	81.77%	4%
Gold recovery (lixiviation)	48.28%	43.64%	11%	55.89%	-14%	47.46%	43.90%	8%
Lead recovery	80.70%	80.78%	0%	82.64%	-2%	78.59%	82.36%	-5%

Silver production (000 oz)	342	258	33%	261	31%	1,020	843	21%
Gold production (oz)	189	160	18%	193	-2%	623	490	27%
Lead production (000 lb)	299	273	10%	695	-57%	960	1,122	-14%

Silver equivalent ounces (000’s)(1)	374	283	32%	306	22%	1,115	920	21%

(1)	Silver equivalent ounces were calculated using the following realized prices:

Q3 2022 - $19.26/oz Ag, $3.51/lb Cu, $1.49/lb Zn, $0.90/lb Pb, $1,730/oz Au.

Q2 2022 - $22.65/oz Ag, $4.30/lb Cu, $1.79/lb Zn, $1.00/lb Pb, $1,872/oz Au

Q3 2021 - $24.20/oz Ag, $4.25/lb Cu, $1.36/lb Zn, $1.07/lb Pb, $1,790/oz Au.

9M 2022 - $21.95/oz Ag, $4.12/lb Cu, $1.66/lb Zn, $0.99/lb Pb, $1,826/oz Au.

9M 2021 - $25.81/oz Ag, $4.17/lb Cu, $1.31/lb Zn, $0.99/lb Pb, $1,796/oz Au.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Consolidated Mineral Resources as on December 31, 2021

The Company announced PEA results for the Cusi mine at the end of 2020 and filed the corresponding NI 43-101 Technical Report of January 5, 2021. On August 16, 2021, the Company announced results of the 10,000 tpd PEA for its Bolivar mine and filed the NI 43-101 Technical Report on September 29, 2021. After the close of the year, the Company announced positive results of the updated PEA on expansion of its Yauricocha mine, the Technical Report for which was filed on March 3, 2022.

In accordance with NI 43-101, the Mineral Reserves previously reported for these mines are no longer valid after the issuance of the PEA Technical Reports and so have been removed from the tables below. The Mineral Resources have been adjusted for the mining depletion as of the effective date of the technical reports to December 31, 2021.

Resources - Measured and Indicated (1) (Based on SRK Technical Reports, depleted by production to December 2021)

											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha (2)	Measured	3,776	61	1.11	0.90	2.57	0.59	-	-	6.78	7	93	75	214	72	-	-	564
	Indicated	9,604	39	1.23	0.53	1.97	0.50	-	-	5.77	12	260	113	417	154	-	-	1,222
	Measured & Indicated	13,379	45	1.19	0.64	2.14	0.52	-	-	6.05	19	353	187	632	225	-	-	1,786
Bolivar (3)	Measured	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Indicated	17,915	15	0.77			0.20	-	1.00	-	9	305	-	-	117	-	393	-
	Measured & Indicated	17,915	15	0.77	-	-	0.20	-	1.00	-	9	305	-	-	117	-	393	-
Cusi (4)	Measured	647	230		0.24	0.29	0.02	247	-	-	5	-	3	4	0	5	-	-
	Indicated	4,303	177		0.55	0.64	0.13	219	-	-	24	-	52	61	18	30	-	-
	Measured & Indicated	4,951	184	-	0.51	0.60	0.11	223	-	-	29	-	56	64	18	35	-	-
Total	Measured & Indicated	36,245	49	0.82	0.30	0.87	0.31				57	658	243	696	360	35	393	1,786

Notes:

1.	Mineral resources that are not mineral reserves do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates.

2.	Zinc equivalency is based on the following metal price assumptions: US$21.02/oz Ag, US$3.39/lb Cu, US$0.91/lb Pb, US$1.10/lb Zn and US$1,598.21/oz Au. Metallurgical recovery assumptions are variable between mineralization types, and are based on actual plant data for 2019. The average is (where recovered) 76% Ag, 75% Cu, 89% Pb, 89% Zn, 22% Au. The equivalency expression is designed to present an in-situ zinc equivalent, considering the recovered value of the other metals expressed in the value of zinc percent.

The equation is: ZnEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Zn$*Znrec). Further details of the key assumptions, parameters and methods used for this estimate are provided in the Yauricocha PEA Technical Report.

3.	Copper equivalent is based on the following metal prices: US$17.82/oz Ag, US3.08/lb Cu and US$1,354 Au. Totals for Proven and Probable are diluted for internal waste. Metallurgical recovery assumptions are based on actual plant data for 2019 and are 78.6% Ag, 88% Cu, and 62.9% Au. The equivalency expression is designed to present an in-situ copper equivalent, considering the recovered value of the other metals expressed in the value of copper percent.

The equation is: CuEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Au*Au$*Aurec)) / (Cu$*Curec). Further details of the key assumptions, parameters and methods used for this estimate are provided in the Bolivar PEA Technical Report.

4.	Silver equivalency is based on the following metal price assumptions: US$20.0/oz Ag, US$0.91/lb Pb, US$1.07/lb Zn and US$1,541/oz Au. Based on the historical production information for Cusi, the metallurgical recovery assumptions are 87% Ag, 86% Pb, 51% Zn, 57% Au. The equivalency expression is designed to present an in-situ silver equivalent, considering the recovered value of the other metals expressed in the value of silver g/t.

The equation is: AgEq = ((Ag*Ag$*Agrec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Ag$*Agrec). Further details of the key assumptions, parameters and methods used for this estimate are provided in the Cusi PEA Technical Report.

Resources - Inferred (1) (Based on SRK Technical Reports, depleted by production to December 2021)

											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha (2)		11,566	29	1.40	0.32	1.03	0.44	-	-	4.87	11	358	83	262	162	-	-	1,242
Bolivar (3)		19,950	14	0.78			0.21	-	1.00	-	9	344	-	-	134	-	440	-
Cusi (4)		4,893	146		0.43	0.69	0.18	188	-	-	23	-	46	74	28	30	-	-
Total	Inferred	36,409	36	0.88	0.16	0.42	0.28				43	703	129	335	324	30	440	1,242

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Notes:

1.	Mineral resources that are not mineral reserves do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates.

2.	Zinc equivalency is based on the following metal price assumptions: US$21.02/oz Ag, US$3.39/lb Cu, US$0.91/lb Pb, US$1.10/lb Zn and US$1,598.21/oz Au. Metallurgical recovery assumptions are variable between mineralization types, and are based on actual plant data for 2019. The average is (where recovered) 76% Ag, 75% Cu, 89% Pb, 89% Zn, 22% Au. The equivalency expression is designed to present an in-situ zinc equivalent, considering the recovered value of the other metals expressed in the value of zinc percent.

The equation is: ZnEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Zn$*Znrec). Further details of the key assumptions, parameters and methods used for this estimate are provided in the Yauricocha PEA Technical Report.

3.	Copper equivalent is based on the following metal prices: US$17.82/oz Ag, US3.08/lb Cu and US$1,354 Au. Totals for Proven and Probable are diluted for internal waste. Metallurgical recovery assumptions are based on actual plant data for 2019 and are 78.6% Ag, 88% Cu, and 62.9% Au. The equivalency expression is designed to present an in-situ copper equivalent, considering the recovered value of the other metals expressed in the value of copper percent.

The equation is: CuEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Au*Au$*Aurec)) / (Cu$*Curec). Further details of the key assumptions, parameters and methods used for this estimate are provided in the Bolivar PEA Technical Report.

4.	Silver equivalency is based on the following metal price assumptions: US$20.0/oz Ag, US$0.91/lb Pb, US$1.07/lb Zn and US$1,541/oz Au. Based on the historical production information for Cusi, the metallurgical recovery assumptions are 87% Ag, 86% Pb, 51% Zn, 57% Au. The equivalency expression is designed to present an in-situ silver equivalent, considering the recovered value of the other metals expressed in the value of silver g/t.

The equation is: AgEq = ((Ag*Ag$*Agrec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Ag$*Agrec). Further details of the key assumptions, parameters and methods used for this estimate are provided in the Cusi PEA Technical Report.

The above mineral resource estimate has been prepared by Americo Zuzunaga FAusIMM CP (Mining Engineer), Vice-President, Technical of the Company, a Qualified Person and chartered professional qualifying as a Competent Person under the JORC Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves.

The resource estimate is based on the consolidated mineral resource estimate with the following effective dates as contained in the PEA Technical Reports filed for each of the mines:

Yauricocha Technical Report – effective date: March 31, 2021

Bolivar Technical Report – effective date: December 31, 2019

Cusi Technical Report – effective date: August 31, 2020

In preparing the above estimate, Mr. Zuzunaga has taken account of changes to the mineral resources due to mining depletion as of the effective date of the report to December 31, 2021. The changes to the resource report reflect mine depletion due to mining activities; no other adjustments to the estimate have been made to the mineral resource estimate as set out in the PEA Technical Reports.

All economic parameters are based on the respective PEA Technical Reports. All risks associated with the Mines are defined in the risks section of these Technical Report. Disclosure follows assumptions and parameters used in the Technical Reports.

6.	SUMMARIZED FINANCIAL RESULTS

Nine months ended September 30, 2022 (compared to the nine months ended September 30, 2021)

Net loss attributable to shareholders for 9M 2022 was $61.0 million (9M 2021: net income of $7.4 million) or $(0.09) per share (basic and diluted) (9M 2021: $0.05 basic, $0.04 diluted). The major differences between these periods are explained below.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Revenues

Revenue from metals payable at the Yauricocha Mine during 9M 2022 decreased 32% to $92.9 million from $137.1 million for 9M 2021. Consistent with the metal production, copper sales increased during the nine-month period of 2022, but decreased for zinc, lead and silver as compared to the same period of 2021. Copper equivalent payable pounds dropped 27% during the nine-month period of 2022 as compared to the same period of 2021. Average realized prices during 9M 2022 increased 27% for zinc but decreased 15% for silver.

Revenue from metals payable in Mexico were $53.0 million for 9M 2022 compared to $72.7 million in 9M 2021. This 27% decrease in revenue from Mexico was driven mainly by the decline in metal production resulting from the 40% lower throughput at Bolivar as compared to the nine-month period of 2021. At Cusi however, a 4% increase in the throughput combined with higher silver and gold head grades resulted in a 10% increase in revenue for 9M 2022 as compared to 9M 2021.

The following table shows the Company’s realized selling prices for the three months ended September 30, 2022, and each of the last six quarters:

Realized Metal Prices	2022			2021
(In US dollars)	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Silver (oz)	$19.26	$22.65	$23.95	$23.41	$24.20	$26.80	$26.44
Copper (lb)	$3.51	$4.30	$4.53	$4.40	$4.25	$4.37	$3.88
Lead (lb)	$0.90	$1.00	$1.06	$1.06	$1.07	$0.97	$0.92
Zinc (lb)	$1.49	$1.79	$1.69	$1.55	$1.36	$1.34	$1.24
Gold (oz)	$1,730	$1,872	$1,875	$1,795	$1,790	$1,818	$1,778

Yauricocha’s cash cost per copper equivalent payable pound was $2.09 (9M 2021 - $1.42), and AISC per copper equivalent payable pound of $3.49 (9M 2021 - $2.69) for 9M 2022. The increase in cash costs and AISC was mainly a result of the 27% decrease in copper equivalent payable pounds as compared to 9M 2021.

Bolivar’s cash cost per copper equivalent payable pound was $3.71 (9M 2021 - $1.76), and AISC per copper equivalent payable pound was $5.88 (9M 2021 - $3.63) for 9M 2022 due to higher operating costs per tonne and a 38% decrease in the copper equivalent payable pounds compared to 9M 2021.

Cusi’s 9M 2022 cash cost per silver equivalent payable ounce decreased to $16.92 from $19.15 in 9M 2021 due to a 14% increase in the silver equivalent payable ounces as compared to 9M 2021. AISC of $23.58 per silver equivalent payable ounce was 26% lower than 9M 2021 due to the combined impact of lower sustaining capital expenditure and the increase in silver equivalent payable ounces.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for 9M 2022 of $28.2 million compared to $34.3 million for the same period in 2021.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

A large component of the net income for every period is the non-cash depletion charge in Peru, which was $4.5 million for 9M 2022 (9M 2021: $7.2 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine.

General and Administrative Expenses

General and administrative expenses of $16.5 million in 9M 2022 were lower than the $18.1 million incurred in 9M 2021, due to lower salaries and legal costs in Mexico. The G&A costs in Peru for 9M 2022 were in-line with the same period of the prior year.

Impairment charge

Lower market capitalization due to the drop in the Company’s share price, declining metal prices, lower production and consequent decrease in profitability were considered as indicators of impairment as on September 30, 2022. The Company performed an impairment analysis for each of its cash generating unit (“CGU”) using LOMs, which incorporate current operational practices, long term metal prices based on recent analyst consensus and productivity assumptions, based on recent operating experience at the mines. The LOMs are not a National Instrument 43-101 technical report, but management's best estimate of future expected cash flows.

The anticipated turnaround projected for 2022 has been slower than expected. In light of the under performance of the underground mine, the LOM for Bolivar was adjusted to a 5,000 tpd throughput rate per year as compared to the 6,000 tpd rate used in the past periods. Further the decline in metal prices combined with higher costs resulted in a further drop in profitability for the Bolivar CGU. The Company updated the LOM using updated information from the mine performance, required capex, metal prices and discount rate, and concluded that an impairment of $25.0 million was required for the Bolivar CGU.

The Cusi LOM was updated for the latest metal prices and discount rate. The Company assigned different probabilities to the various scenarios adopted in 2021 and concluded that an impairment of $7.0 million was needed for the Cusi CGU as on September 30, 2022. This is in addition to the $35.0 million impairment charge taken for Cusi at the end of 2021.

The updated Yauricocha LOM did not indicate any impairment as on September 30, 2022.

Adjusted EBITDA (1)

The Company recorded adjusted EBITDA of $13.5 million during 9M 2022, as compared to the adjusted EBITDA of $85.9 million of adjusted EBITDA for 9M 2021. This included $18.5 million (9M 2021: $68.8 million) of EBITDA from the Peruvian operations and $(0.07) million (H1 2021: $20.9 million) from the operations in Mexico. The decrease in adjusted EBITDA resulted from lower revenue during the nine-month period. Adjusted EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Adjusted EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, foreign exchange variations, non-recurring provisions, share-based payments expense, and income taxes. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Income taxes

The Company recorded a tax recovery of $0.4 million for 9M 2022 as compared to a tax expense of $24.4 million during the same period of 2021. The tax recovery for 9M 2022 is the net result of a tax recovery of $5.6 million, mainly associated with the quarterly non-cash depletion charge for acquisition of Corona, offset by a tax expense of $5.2 million.

Adjusted net income (loss) attributable to shareholders (1)

Adjusted net loss attributable to shareholders (1) of $16.4 million, or $(0.01) per share, for 9M 2022 as compared to adjusted net income of $16.1 million, or $0.01 per share for 9M 2021. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Total Comprehensive Income (loss)

Total comprehensive loss (“TCL”) for 9M 2022 was $61.2 million compared to total comprehensive income (“TCI”) of $10.7 million in 9M 2021. TCL includes a foreign currency loss of $0.5 million for 9M 2022 (9M 2021: loss of $0.4 million).

The following tables display selected nine-month financial results detailed by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Nine months ended September 30, 2022	$	$	$	$	$
Revenue (1)	92,935	34,024	19,010	-	145,969

Production cost of sales	(63,841)	(39,279)	(15,708)	-	(118,828)
Depletion of mineral property	(4,528)	(4,612)	(1,636)	-	(10,776)
Depreciation and amortization of property, plant and equipment	(10,424)	(5,459)	(1,536)	-	(17,419)
Cost of sales	(78,793)	(49,350)	(18,880)	-	(147,023)

Gross profit (loss) from mining operations	14,142	(15,326)	130	-	(1,054)

Net income (loss) from operations	(1,343)	(44,393)	(8,458)	(6,530)	(60,724)

Adjusted EBITDA	18,512	(3,889)	3,238	(4,327)	13,534

(1)	Includes provisional pricing adjustments of: $(3,739) for Yauricocha, $(2,902) for Bolivar, and $(324) for Cusi.

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Nine months ended September 30, 2021	$	$	$	$	$
Revenue (1)	137,108	55,385	17,281	-	209,774

Production cost of sales	(61,635)	(30,982)	(17,336)	-	(109,953)
Depletion of mineral property	(8,534)	(4,262)	(1,254)	-	(14,050)
Depreciation and amortization of property, plant and equipment	(10,801)	(6,779)	(2,659)	-	(20,239)
Cost of sales	(80,970)	(42,023)	(21,249)	-	(144,242)

Gross profit (loss) from mining operations	56,138	13,362	(3,968)	-	65,532

Net income (loss) from operations	18,453	4,110	(6,297)	(5,154)	11,112

Adjusted EBITDA	68,783	20,495	415	(3,804)	85,889

(1)	Includes provisional pricing adjustments of:$(3,295) for Yauricocha, $(2,332) for Bolivar, and $(794) for Cusi.

Cash Flows

Cash flow generated from operations before movements in working capital of $2.3 million for 9M 2022 decreased compared to $75.9 million in 9M 2021. The decrease in operating cash flow is mainly the result of lower revenues attributable to lower metal production at the Yauricocha and Bolivar mines and higher cost of sales during 9M 2022 compared to 9M 2021.

Net cash flow of $(31.2) million (9M 2021: $(53.9) million) used in investing activities during 9M 2022 consists of development costs, equipment purchases, plant improvement expenditures required to meet throughput increases, expenditures on shafts and ventilation.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

A breakdown of the Company’s capital expenditures of $30.6 million, excluding working capital adjustments related to capital expenditures, during the nine months ended September 30, 2022 is presented in the following table:

Capital Expenditures by Mine for the nine month period ended September 30, 2022
($000)	Yauricocha	Bolivar	Cusi	Total
Expenditure
Exploration	$2,308	$4,255	$5	$6,568
Development	$4,248	$5,037	$1,265	$10,550
Equipment	$2,044	$1,421	$397	$3,862
Mascota Shaft / Central Shaft	$1,074	$-	$-	$1,074
Concentrator Plant	$520	$977	$43	$1,540
Ventilation	$191	$-	$-	$191
Tailings dam	$441	$70	$975	$1,486
Other	$1,999	$-	$-	$1,999
Expansion studies	$-	$455	$22	$477
Development to increase production	$-	$834	$-	$834
Yauricocha Shaft	$2,008	$-	$-	$2,008
	$14,833	$13,049	$2,707	$30,589

Net cash flow of $3.8 million (9M 2021: $(21.3) million) generated from financing activities for 9M 2022 included $1.7 million of interest paid and repayment of leases of $0.7 million. The Company, through its Peruvian subsidiary – Corona, received from Banco de Credito del Peru (“BCP”) and Santander a loan facility to repay the $25.0 million of instalments due in 2022 on the original secured corporate credit facility. Accordingly, $18.8 million was repaid during the nine-month period ended September 30, 2022.

7.	QUARTERLY FINANCIAL REVIEW

The following table displays selected results from the eight most recent quarters:

	2022			2021				2020
(In thousands of United States dollars, except per share amounts)	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Revenues	38,787	49,941	57,241	62,240	60,701	79,449	69,624	76,218
Adjusted EBITDA	(3,867)	1,413	15,988	18,843	17,444	40,499	27,946	33,725
Adjusted net income (loss) attributable to shareholders	(10,705)	(11,631)	5,945	5,443	(1,677)	13,066	4,739	8,670
Net income (loss) attributable to shareholders	(46,150)	(15,266)	369	(34,716)	(4,815)	9,084	3,084	7,603

Basic and diluted earnings (loss) per share ($)	(0.28)	(0.09)	0.00	(0.21)	(0.03)	0.06	0.02	0.04

Three months ended September 30, 2022 (compared to the three months ended September 30, 2021)

Net loss attributable to shareholders for Q3 2022 was $46.2 million, or $0.28 per share (basic and diluted), compared to net loss of $4.8 million, or $0.03 per share (basic and diluted) for the same period in 2021. The major differences between these periods are explained below.

Revenues

Revenues from metals payable from the Yauricocha Mine in Peru were $25.1 million, 43% lower than the Q3 2021 revenues of $44.4 million and 22% lower than the Q2 2022 revenues of $32.1 million. The decrease in revenues for Q3 2022 was due to lower quantities of metals sold impacted by the loss of production in September 2022.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Revenues generated at the Bolivar Mine for Q3 2022 of $10.1 million, decreased as compared to $11.3 million for the same period in 2021, largely driven by 8% decline in the copper equivalent payable pounds and lower metal prices realized. As compared to Q2 2022, revenues were 19% lower due to lower mine production attributed to an 11% decline in throughput and lower copper grades.

Revenues generated at the Cusi Mine for Q3 2022 of $3.6 million were 27% lower than the $5.0 million of revenue in Q3 2021 and 34% lower than the Q2 2022 revenue of $5.6 million, purely due to timing of sale of concentrate.

Yauricocha’s cash cost per copper equivalent payable pound was $2.01 (Q3 2021 - $1.37), and AISC per copper equivalent payable pound of $3.36 (Q3 2021 - $2.83) for Q3 2022. The increase in cash costs and AISC was mainly a result of the 25% decrease in copper equivalent payable pounds as compared to Q3 2021. Despite 14% fewer copper equivalent payable pounds in Q3 2022 as compared to Q2 2022, cash cost and AISC per copper equivalent pound decreased from $2.06 and $3.39 respectively in Q2 2022, due to lower cost of sales and sustaining costs.

Bolivar’s cash cost per copper equivalent payable pound was $3.38 (Q3 2021 - $2.02), and AISC per copper equivalent payable pound was $5.12 (Q3 2021 - $4.34) for Q3 2022 due to higher operating costs per tonne and an 8% decrease in the copper equivalent payable pounds compared to Q3 2021. Bolivar’s Q3 2022 cash cost and AISC per copper equivalent pound decreased however from $3.39 and $5.49 respectively in Q2 2022.

Cusi’s Q3 2022 cash cost per silver equivalent payable ounce decreased to $14.58 from $17.06 in Q3 2021 as a result of higher grades. AISC per silver equivalent payable ounce decreased to $19.23 (Q3 2021 - $28.93). Unit costs decreased during Q3 2022, despite fewer silver equivalent payable ounces, as a result of lower operating costs per tonne and lower sustaining costs during Q3 2022 as compared to Q3 2021.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for Q3 2022 of $9.7 million, lower than the $12.3 million for the same period in 2021 due to lower production.

A large component of the non-cash depletion, depreciation and amortization expense is the depletion charge on the acquisition of Corona of $1.4 million for Q3 2022 compared to $2.3 million for the same period in 2021. The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine.

General and Administrative Expenses

The Company incurred general and administrative expenses of $5.6 million for Q3 2022 compared to $6.9 million for Q3 2021. The decrease in general and administrative expenses in Q3 2022 was mainly due to lower salaries and consulting fees as compared to Q3 2021.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Adjusted EBITDA

Adjusted EBITDA(1) of $(3.9) million for Q3 2022 as compared to $17.4 million in Q3 2021 was mainly due to lower revenues and higher costs during Q3 2022.

Income taxes

The Company recorded a tax recovery of $2.4 million for Q3 2022 compared to tax expense of $4.0 million in Q3 2021 due to the lower taxable income during Q3 2022 compared to Q3 2021. The tax recovery for Q3 2022 includes a deferred tax recovery of $1.4 million associated with the acquisition of Corona which has decreased year over year in line with the non-cash depletion charge mentioned previously.

Adjusted net income attributable to shareholders

The Company recorded an adjusted net loss of $10.7 million for Q3 2022 compared to an adjusted net loss of $1.7 million for Q3 2021. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Total Comprehensive Income (loss)

TCL for Q3 2022 was $47.4 million compared to TCL of $4.0 million for the same period in 2021. TCL includes a foreign currency loss of $0.3 million in Q3 2022 (Q3 2021: loss of $0.3 million). The unrealized foreign currency translation loss was caused by the weakening of the Canadian dollar relative to the US dollar during the quarter, which resulted in a foreign exchange gain on the translation of the Canadian dollar net assets into the Company’s US dollar presentation currency.

The following tables display selected quarterly financial results detailed by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended September 30, 2022	$	$	$	$	$
Revenue (1)	25,086	10,112	3,589	-	38,787
					-
Production cost of sales	(20,087)	(12,998)	(3,655)	-	(36,740)
Depletion of mineral property	(1,428)	(1,981)	(1,265)	-	(4,674)
Depreciation and amortization of property, plant and equipment	(3,569)	(1,654)	150	-	(5,073)
Cost of sales	(25,084)	(16,633)	(4,770)	-	(46,487)

Gross profit (loss) from mining operations	2	(6,521)	(1,181)	-	(7,700)

Net income (loss) from operations	(3,901)	(34,388)	(5,807)	(3,017)	(47,115)

Adjusted EBITDA	29	(4,644)	2,351	(1,603)	(3,867)

(1)	Includes provisional pricing adjustments of: $1,397 for Yauricocha, $(1,586) for Bolivar, and $(514) for Cusi.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended September 30, 2021	$	$	$	$	$
Revenue (1)	44,353	11,302	5,046	-	60,701

Production cost of sales	(19,037)	(11,549)	(6,701)	-	(37,287)
Depletion of mineral property	(3,636)	(1,646)	(460)	-	(5,742)
Depreciation and amortization of property, plant and equipment	(2,567)	(3,166)	(841)	-	(6,574)
Cost of sales	(25,240)	(16,361)	(8,002)	-	(49,603)

Gross profit (loss) from mining operations	19,113	(5,059)	(2,956)	-	11,098

Net income (loss) from operations	5,230	(3,487)	(3,509)	(1,961)	(3,727)

Adjusted EBITDA	22,286	(1,963)	(1,529)	(1,350)	17,444

(1) Includes provisional pricing adjustments of: $(2,166) for Yauricocha, $(1,349) for Bolivar, and $(503) for Cusi.

8.	LIQUIDITY AND CAPITAL RESOURCES

Financial Condition Review

The following table provides a comparison of key elements of Sierra’s statement of financial position as at September 30, 2022 and December 31, 2021:

(000’s)	September 30, 2022	December 31, 2021
Cash and cash equivalents	$13,690	$34,929
Working capital	$(52,345)	$17,321
Total assets	$331,808	$396,824

Debt (net of financing fees)	$87,279	$80,804
Total liabilities	$187,811	$192,192

Equity attributable to owners of the Company	$108,291	$169,249

The Company had cash and cash equivalents of $13.7 million and working capital of $(52.3) million as at September 30, 2022, compared to $34.9 million and $17.3 million, respectively, at the end of 2021. Cash and cash equivalents decreased during the nine-month period due to $31.2 million used in investing activities offset by $6.1 million of cash generated from operating activities and $3.8 million of cash generated from financing activities. Financing activities included $25.0 million received from BCP and Banco Santander through the Company’s subsidiary Corona, to repay the installments of $18.8 million on the original credit facility received from BCP. After the October 18, 2022 announcement by the Company of its financial and operational updates, the Company prepaid the December 2022 installment of the senior secured credit facility, using the funds received from the Corona term loan.

The negative working capital is largely the result of the reclassification of the long-term portion of the credit facility to current, as the Company defaulted on certain debt covenants. The Company is seeking accommodation from the lending banks in the form of waivers for this non-compliance. If the Company is unable to obtain such waivers for the current and any potential future breaches of its debt covenants, it could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

The management is of the opinion that the unexpected flooding at its Mexican operations and the mudslide incident at the Yauricocha mine are not of usual nature but may have a temporary impact on the Company’s ability to generate sufficient cash to meet its financial obligations. The management is proactively engaged in discussions with the lenders of its senior secured credit facilities to defer the 2023 repayment installments to future periods.

In response to liquidity challenges from an accumulation of operational losses and negative cashflows, primarily from its Mexican operations, the Company announced, on October 18, 2022, the formation of a Special Committee and the initiation of a strategic review process. The mandate of the Special Committee, comprised of its independent directors, includes exploring, reviewing and considering options to optimize the operations of the Company and possible financing, restructuring and strategic options in the best interests of the Company. Financial and legal advisors with particular expertise in turnaround and restructuring matters have been engaged to advise on this process. The Company has engaged CIBC Capital Markets as a financial advisor in this process.

On October 27, 2022, the Company received a non-binding Letter of Intent (“LOI”) from Compañia Minera Kolpa S.A. (“Kolpa”), among others. The LOI outlined indicative terms for a proposed business combination of Kolpa and Sierra Metals and concurrent financing by an investment firm. The LOI was submitted by Kolpa with its shareholders Arias Resource Capital Fund II L.P. and Arias Resource Capital Fund II (Mexico) L.P., among others. The LOI states that Arias Resource Capital Fund II L.P. and Arias Resource Capital Fund II (Mexico) L.P. and other members of the Arias Group (and principals) hold approximately 27% of the common shares of Sierra Metals.

The Company has secured short-term credit facilities with certain Peruvian Banks over the past several weeks and is in the process of finalizing prepayments from an off-taker on the sale of its 2023 copper concentrates from the Bolivar Mine. There is no guarantee that these prepayments will be finalized.

Trade and other receivables as at September 30, 2022 include $4.0 million (December 31, 2021 - $4.9 million) of Mexican value-added tax (“VAT”) receivables. The Company expects to collect or offset the VAT balance against 2022 VAT payables. Amounts included in trade and other receivables are current and the Company has no provision for expected credit losses as at September 30, 2022.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Sierra’s outstanding loan and credit facilities are shown below:

	Balance Outstanding
(000’s)	Limit	September 30, 2022	December 31, 2021
Senior Secured Corporate Facility with BCP(1)	$100,000	$62,279	$80,804
Corona term loan with BCP and Santander(1)	$25,000	$25,000
Total Debt		$87,279	$80,804

Less cash balances		$13,690	$34,929
Net Debt		$73,589	$45,875

(1)	See condensed interim consolidated financial statements as at September 30, 2022 for details of the loan facilities.

Outstanding shares

The authorized share capital at September 30, 2022 was an unlimited number of common shares without par value. As at November 14, 2022, the Company had 163.9 million shares issued and outstanding (December 31, 2021 – 163.4 million shares issued and outstanding).

As at September 30, 2022, there were 1,578,722 RSUs outstanding at a weighted average fair value of C$1.56. The Company also had 818,853 DSUs outstanding at a weighted average fair value of C$1.17.

As at November 14, 2022 there are 1,578,722 RSUs and 818,853 DSUs outstanding at a weighted average fair value of C$1.56 and C$1.17 respectively.

9.	safety, health and environment

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company focuses on social programs with the local communities in Mexico and Peru on an ongoing basis.

The Company is implementing proactive and reactive mitigation measures to minimize any potential impacts COVID-19 may have on its employees, communities, operations, supply chain, and finances. The Company has taken various measures including adherence to the most up to date guidance from governments and public health authorities in each jurisdiction in which it operates.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

10.	OTHER RISKS AND UNCERTAINTIES

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

These matters include an ongoing personal action filed in Mexico against Dia Bras Mexicana S.A de C.V (“DBM”) by an individual, Carlos Emilio Seijas Bencomo, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. Carlos. Emilio Seijas Bencomo passed away in 2020 and his heirs appointed Mr. Emilio Ambrosio Bencomo Portillo as legal representative to pursue this case. On March 12, 2021, the first Civil Court of Chihuahua complied with the order of the Collegiate Court absolving DBM of all claims raised by the plaintiff. The plaintiff filed an appeal against this ruling on April 7, 2021, which was dismissed by the Second Collegiate Federal Court on April 6, 2022. The plaintiff has filed an appeal to the Supreme Court. The ruling on this appeal is pending.

11.	NON-IFRS PERFORMANCE MEASURES

The non-IFRS performance measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-IFRS reconciliation of adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. Adjusted EBITDA has been included in this document. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange for cash. As such, the Company has made an entity specific adjustment to EBITDA for these expenses. The Company has also made an entity-specific adjustment to the foreign currency exchange (gain)/loss. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

The following table provides a reconciliation of adjusted EBITDA to the condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net income (loss)	$(47,114)	$(3,727)	$(60,724)	$11,112

Adjusted for:
Depletion and depreciation	9,765	11,739	28,381	35,548
Interest expense and other finance costs	1,381	1,016	3,098	2,759
NRV adjustments on inventory	2,295	1,386	7,513	2,127
Share-based payments	253	315	579	1,039
Derivative gains	-	-	-	(451)
Costs related to COVID	109	2,505	1,693	7,992
Foreign currency exchange and other provisions	(147)	(800)	1,415	(303)
Impairment charges	32,000	-	32,000	-
Legal settlement and related charges	-	951	-	1,665
Income taxes	(2,409)	4,059	(421)	24,401
Adjusted EBITDA	$(3,867)	$17,444	$13,534	$85,889

Non-IFRS reconciliation of adjusted net income

The Company has included the non-IFRS financial performance measure of adjusted net income, defined by management as the net income attributable to shareholders shown in the statement of earnings plus the non-cash depletion charge due to the acquisition of Corona and the corresponding deferred tax recovery and certain non-recurring or non-cash items such as share-based compensation and foreign currency exchange (gains) losses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

The following table provides a reconciliation of adjusted net income to the condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of United States dollars)	2022	2021	2022	2021
Net income (loss) attributable to shareholders	$(46,150)	$(4,815)	$(61,047)	$7,353
Non-cash depletion charge on Corona’s acquisition	1,428	2,347	4,528	7,245
Deferred tax recovery on Corona’s acquisition depletion charge	(384)	(1,061)	(1,379)	(2,547)
NRV adjustments on inventory	2,295	1,386	7,513	2,127
Share-based compensation	253	315	579	1,039
Legal settlement and related charges	-	951	-	1,665
Derivative gains	-	-	-	(451)
Foreign currency exchange loss (gain)	(147)	(800)	1,415	(303)
Asset impairment	32,000	-	32,000	-
Adjusted net income (loss) attributable to shareholders	$(10,705)	$(1,677)	$(16,391)	$16,128

Cash cost per silver equivalent payable ounce and copper equivalent payable pound

The Company uses the non-IFRS measure of cash cost per silver equivalent ounce and copper equivalent payable pound to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

All-in sustaining cost per silver equivalent payable ounce and copper equivalent payable pound

All-In Sustaining Cost (“AISC”) is a non-IFRS measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce/pound for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver and copper from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, including treatment and refining charges and selling costs, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures and corporate general and administrative expenses. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver and copper from current operations and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver and copper production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following table provides a reconciliation of cash costs to cost of sales, as reported in the Company’s condensed interim consolidated statement of income for the three and nine months ended September 30, 2022 and 2021:

	Three months ended				Three months ended
(In thousand of US dollars, unless stated)	September 30, 2022				September 30, 2021
	Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated

Cash Cost per Tonne of Processed Ore
Cost of Sales	25,084	16,633	4,770	46,487	25,240	12,819	7,698	45,757
Reverse: Workers Profit Sharing	103	-	-	103	(877)	-	-	(877)
Reverse: D&A/Other adjustments	(5,348)	(3,958)	(1,052)	(10,358)	(6,203)	(4,550)	(2,846)	(13,599)
Reverse: Variation in Finished Inventory	271	(296)	653	628	1,351	1,067	(220)	2,198
Total Cash Cost	20,110	12,379	4,371	36,860	19,511	9,336	4,632	33,479
Tonnes Processed	269,057	227,669	65,181	561,907	324,196	364,941	61,071	750,208
Cash Cost per Tonne Processed	74.75	54.37	67.07	65.60	60.18	25.58	75.85	44.63

Bolivar cost of sales for the three-month ended September 30, 2021 exclude inventory adjustments of $3.8 million, which were indicated as prior period adjustments in Q3 2021.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

	Nine months ended				Nine months ended
(In thousand of US dollars, unless stated)	September 30, 2022				September 30, 2021
	Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated
Cash Cost per Tonne of Processed Ore
Cost of Sales	78,793	49,350	18,880	147,023	80,970	42,022	21,250	144,242
Reverse: Workers Profit Sharing	(514)	-	-	(514)	(3,518)	-	-	(3,518)
Reverse: D&A/Other adjustments	(15,792)	(10,485)	(3,142)	(29,419)	(19,335)	(12,173)	(5,561)	(37,069)
Reverse: Variation in Finished Inventory	(1,742)	(879)	361	(2,260)	1,285	1,887	122	3,294
Total Cash Cost	60,745	37,986	16,099	114,830	59,402	31,736	15,811	106,949
Tonnes Processed	901,394	671,597	219,826	1,792,817	979,316	1,121,880	210,967	2,312,163
Cash Cost per Tonne Processed	67.39	56.56	73.23	64.05	60.66	28.29	74.95	46.25

The following table provides detailed information on Yauricocha’s cash cost, and all-in sustaining cost per copper equivalent payable pound for the three and nine months ended September 30, 2022 and 2021:

YAURICOCHA		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Cash Cost per zinc equivalent payable pound
Total Cash Cost		20,110	19,511	60,745	59,402
Variation in Finished inventory		(271)	(1,351)	1,742	(1,285)
Total Cash Cost of Sales		19,839	18,160	62,487	58,117
Treatment and Refining Charges		6,495	8,343	21,024	27,100
Selling Costs		841	1,071	2,471	3,644
G&A Costs		2,495	2,341	7,018	7,178
Sustaining Capital Expenditures		3,476	7,550	11,194	13,608
All-In Sustaining Cash Costs		33,146	37,465	104,194	109,647
Copper Equivalent Payable Pounds (000's)		9,856	13,215	29,887	40,804
Cash Cost per Copper Equivalent Payable Pound	(US$)	2.01	1.37	2.09	1.42
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	3.36	2.83	3.49	2.69

The following table provides detailed information on Bolivar’s cash cost, and all-in sustaining cost per copper equivalent payable pound for the three and nine months ended September 30, 2022 and 2021:

BOLIVAR		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Cash Cost per copper equivalent payable pound
Total Cash Cost		12,379	9,336	37,986	31,736
Variation in Finished inventory		296	(1,067)	879	(1,887)
Total Cash Cost of Sales		12,675	8,269	38,865	29,849
Treatment and Refining Charges		1,303	3,392	5,888	11,805
Selling Costs		757	872	2,846	3,258
G&A Costs		856	1,751	2,786	4,816
Sustaining Capital Expenditures		3,626	3,428	11,183	11,681
All-In Sustaining Cash Costs		19,217	17,712	61,568	61,409
Copper Equivalent Payable Pounds (000's)		3,752	4,085	10,476	16,918
Cash Cost per Copper Equivalent Payable Pound	(US$)	3.38	2.02	3.71	1.76
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	5.12	4.34	5.88	3.63

The following table provides detailed information on Cusi’s cash cost, and all-in sustaining cost per silver equivalent payable ounce for the three and nine months ended September 30, 2022 and 2021:

(In thousand of US dollars, unless stated)		September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Cash Cost per silver equivalent payable ounce
Total Cash Cost		4,373	4,632	16,099	15,811
Variation in Finished inventory		(653)	220	(361)	(122)
Total Cash Cost of Sales		3,720	4,852	15,738	15,689
Treatment and Refining Charges		332	770	1,177	2,838
Selling Costs		154	266	770	885
G&A Costs		312	937	1,557	1,521
Sustaining Capital Expenditures		388	1,402	2,685	5,001
All-In Sustaining Cash Costs		4,905	8,227	21,926	25,934
Silver Equivalent Payable Ounces (000's)		255	284	930	819
Cash Cost per Silver Equivalent Payable Ounce	(US$)	14.58	17.06	16.92	19.15
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	19.24	28.93	23.58	31.65

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Consolidated:

CONSOLIDATED		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Total Cash Cost of Sales		36,234	31,281	117,090	103,655
All-In Sustaining Cash Costs		57,268	63,404	187,688	196,990
Copper Equivalent Payable Pounds (000's)		15,005	18,920	45,317	62,792
Cash Cost per Copper Equivalent Payable Pound	(US$)	2.41	1.65	2.58	1.65
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	3.82	3.35	4.14	3.14

Additional non-IFRS measures

The Company uses other financial measures, the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Operating cash flows before movements in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, prepaid expenses, deposits, inventories, trade and other payables and the effects of foreign exchange rates on these items.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because cash flows generated from operations before changes in working capital excludes the movement in working capital items. This, in management’s view, provides useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or its future prospects. The most comparable IFRS measure is cash flows from operating activities.

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting judgments and estimates

In the application of the Company’s accounting policies, which are described in note 2 of the Company’s December 31, 2021 consolidated financial statements, management is required to make judgments, estimates and assumptions about the effects of uncertain future events on the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on management’s best knowledge of the relevant facts and circumstances and historical experience. Actual results may differ from these estimates; potentially having a material future effect on the Company’s consolidated financial statements.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

The following are the significant judgments that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

I.	Impairment review of asset carrying values

In accordance with the Company’s accounting policy, at every reporting period, the Company assesses whether there are any indicators that the carrying value of its assets or CGUs may be impaired, which is a significant management judgment. Where there is an indication that the carrying amount of an asset may not be recoverable, the Company prepares a formal estimate of the recoverable amount by analyzing discounted cash flows. The resulting valuations are particularly sensitive to changes in estimates such as long-term commodity prices, exchange rates, sales volume, operating costs, and discount rates. In the event of impairment, if there is an adverse change in any of the assumptions or estimates used in the discounted cash flow model, this could result in a further impairment of the asset. Also, in accordance with the Company’s accounting policy, the Company capitalizes evaluation expenditures when there is a high degree of confidence that these costs are recoverable and have a probable future benefit.

II.	Mineral reserves and resources

The Company estimates mineral reserves and resources based on information prepared by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument (“NI”) 43-101. These estimates form the basis of the Company’s life of mine (“LOM”) plans, which are used for a number of important and significant accounting purposes, including: the calculation of depletion expense and impairment charges, forecasting the timing of the payment of decommissioning costs and future taxes. There are significant uncertainties inherent in the estimation of mineral reserves and the assumptions used which include commodity prices, production costs, recovery rates and exchange rates may change significantly when new information becomes available. Changes in assumptions could result in mineral reserves being revised, which in turn would impact our depletion expense, asset carrying values and the provision for decommissioning costs. The Company is in the process of updating LOM plans for Yauricocha, Bolivar and Cusi.

III.	Deferred tax assets and liabilities

The Company’s management makes significant estimates and judgments in determining the Company’s tax expense for the period and the deferred tax assets and liabilities. Management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. In addition, management makes estimates related to expectations of future taxable income based on cash flows from operations and the application of existing tax laws in each jurisdiction. Assumptions used in the cash flow forecast are based on management’s estimates of future production and sales volume, commodity prices, operating costs, capital expenditures, dividends, and decommissioning and reclamation expenditures. These estimates are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to the statement of loss. The Company is subject to assessments by the various tax authorities who may interpret the tax laws differently. These differences may impact the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimates of the probable outcome of these matters.

IV.	Decommissioning and restoration liabilities costs

The Company’s provision for decommissioning and restoration costs is based on management’s best estimate of the present value of the future cash outflows required to settle the liability. In determining the liability, management makes estimates about the future costs, inflation, foreign exchange rates, risks associated with the cash flows, and the applicable risk-free interest rates for discounting future cash flows. Changes in any of these estimates could result in a change in the provision recognized by the Company. Also, the ultimate costs of environmental disturbance are uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Changes in decommissioning and restoration liabilities are recorded with a corresponding change to the carrying amounts of the assets to which they relate. Adjustments made to the carrying amounts of the asset can result in a change to the depreciation charged in the consolidated statement of loss.

13.	OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at September 30, 2022.

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)

Disclosure controls and procedures

The Company’s management is responsible for designing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at September 30, 2022, as defined in the rules of the Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal controls over financial reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2021. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at September 30, 2022 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well designed, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Changes in internal controls over financial reporting

There have been no changes in ICFR during the three months ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, ICFR.

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed “forward-looking”. All statements in this discussion, other than statements of historical fact, addressing future exploration drilling, exploration and development activities, production activities and events or developments that the Company expects, are forward looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, general economic, market or business conditions, labour and market disruptions resulting from the COVID-19 pandemic and other factors which are discussed under “Risk Factors” in the Company’s Annual Information Form dated March 16, 2022 available at www.sedar.com and at www.sec.gov under the Company’s name.

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to, relate to, among other things: future production of silver, lead, copper and zinc (the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; the potential impact of the COVID-19 on our business and operations, including our ability to continue operations at our sites; our ability to manage challenges presented by COVID-19 including but not limited to our ability to procure and transport critical spares, consumables and other supplies; future successful development of the Yauricocha, Bolivar and Cusi near-mine exploration projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

Risks and uncertainties relating to foreign currency fluctuations; risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems, flooding and mud rushes; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties or shortages of labour or interruptions in production; actual material mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of pilot-mining activities and cost estimates, including the potential for unexpected costs/expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine (as hereinafter defined), the Bolivar Mine (as hereinafter defined) and the Cusi Mine (as hereinafter defined); uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the Corporate Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and nine months ended September 30, 2022

(In thousands of United States dollars, unless otherwise stated)

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This document uses the term “Inferred Mineral Resources”. U.S. investors are advised that while this term is recognized and required by Canadian regulations, the Securities and Exchange Commission (“SEC”) does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies other than a Preliminary Economic Assessment (PEA).

This document also uses the terms “Measured and Indicated Mineral Resources”. The Company advises U.S. investors that while these terms are recognized by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits included in these categories will ever be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.